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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 2002
                                                     1933 ACT FILE NO. _________
                                                   1940 ACT FILE NO. 811 - 03763
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                            REGISTRATION STATEMENT ON
                                    FORM S-6

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.   EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 135

B.   NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                               210 N. Hale Street
                             Wheaton, Illinois 60187

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:


                                                     Copies to:

    NICHOLAS DALMASO, ESQ.                           ERIC F. FESS
    Executive Vice President and General Counsel
    Claymore Securities, Inc.                        Chapman and Cutler
    210 N. Hale Street                               111 West Monroe Street
    Wheaton, Illinois 60187                          Chicago, Illinois 60603
    (630) 784-6300                                   (312) 845-3000

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     It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)

/ /  on (date) pursuant to paragraph (b)

/ /  60 days after filing pursuant to paragraph (a)

/ /  on (date) pursuant to paragraph (a) of rule 485 or 486

     This post-effective amendment designates a new effective date for a / / previously filed post-effective amendment.


E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /  Check box if it is proposed that this filing will become effective on
    (date) at (time) pursuant to Rule 487.

================================================================================

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                      2
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                  PRELIMINARY PROSPECTUS DATED OCTOBER 1, 2002

                              SUBJECT TO COMPLETION




[LOGO OMITTED]

Claymore Securities Defined Portfolios, Series 135

Investment Grade Corporate Defined Portfolio (Intermediate), Series 4

         A final prospectus for a prior Series of the Claymore Securities Defined Portfolios is hereby incorporated by reference and used as part of a preliminary prospectus for Claymore Securities Defined Portfolios, Series 135 (the "TRUST"). The final prospectus for the Trust is expected to be substantially similar to the previous prospectus. However, specific information with respect to the individual trusts within the Trust, including pricing, estimated returns, the size and composition of each trust's portfolio, the number of units of the each trust, dates and summary information regarding the characteristics of securities to be deposited in each trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only.

         Incorporated herein by reference is the prospectus from Claymore Securities Defined Portfolio, Series 126 (Registration No. 333-90148) dated June 13, 2002, which shall be used as a preliminary prospectus for Claymore Securities Defined Portfolio, Series 135. The final prospectus for Claymore Securities Defined Portfolio, Series 126, was filed pursuant to Rule 497 under the Securities Act on June 17, 2002.

         The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus.
 Any representation to the contrary is a criminal offense.

         The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                      3
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CONTENTS OF REGISTRATION STATEMENT

          A.  Bonding Arrangements of Depositor:

         The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                INSURER/POLICY NO.                    AMOUNT
           National Union Fire Insurance
       Company of Pittsburgh, Pennsylvania            $250,000
                   959-9000

         This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

         The following exhibits:

1.1      Reference Trust Agreement (to be supplied by amendment).

1.1.1    Standard Terms and Conditions of Trust (Reference is made to Exhibit
         1.1.1 to Amendment No.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No.
         333-81826 filed on February 6, 2002).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782 filed on March 4, 2000).

3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust(s) (to be supplied by amendment).

4.1      Consent of Independent Auditors (to be supplied by amendment).

                                      4
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 135 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wheaton, and State of Illinois, on the 1st day of October, 2002.

                                        CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                          SERIES 135, Registrant

                                        By: CLAYMORE SECURITIES, INC., Depositor


                                        By:   /s/ Nicholas Dalmaso
                                            ----------------------
                                                  Nicholas Dalmaso

         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below on October 1, 2002 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.

     SIGNATURE*                           TITLE**                         DATE
BENJAMIN FULTON*              President and Director      )    By: /s/ Nicholas Dalmaso
                                                          )       ---------------------
                                                          )           Attorney-in-Fact
                                                          )
DAVID HOOTEN*                 Chairman of the Board of    )           October 1, 2002
                              Directors                   )

/s/ CHARLES G. MILLINGTON     Chief Financial Officer                 October 1, 2002
-------------------------
    CHARLES G. MILLINGTON

/s/ NICHOLAS DALMASO          Executive Vice President,               October 1, 2002
-------------------------     Secretary, Treasurer and
    NICHOLAS DALMASO          Director

--------
*    An executed copy of each of the related powers of attorney were filed as
     Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                                       5
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                         CONSENT OF INDEPENDENT AUDITORS

         The consent of Ernst & Young LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed by amendment.


                          CONSENT OF CHAPMAN AND CUTLER

         The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.


                      CONSENT OF EMMET, MARVIN & MARTIN LLP

         The consent of Emmet, Marvin & Martin LLP to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.









                                      6
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                                   MEMORANDUM


         Re:  Claymore Securities Defined Portfolios

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.


                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).


                                    1933 ACT

                                  THE INDENTURE

         The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated February 6, 2002 relative to Claymore Securities Defined Portfolios, Series 118.



                                                   CHAPMAN AND CUTLER

Chicago, Illinois
October 1, 2002




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